EXHIBIT 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

For Immediate Release
              March 6, 2012

MAHANAGAR TELEPHONE NIGAM LIMITED
REGAINS COMPLIANCE WITH NYSE LISTING STANDARDS

New Delhi, March 6, 2012 - Mahanagar Telephone Nigam Limited (the “Company”) NYSE: MTE, confirmed that it has regained compliance with the New York Stock Exchange, Inc.'s ("NYSE") continued listing standards.  On January 4, 2012, the NYSE notified the Company that the Company was not in compliance with Section 802.01C of the NYSE Listed Company Manual, which requires an average closing price of not less than $1 per share over a consecutive 30-trading day period. The average closing price for the Company’s ADSs for the 30 trading days ended February 29, 2012 and on that day exceeded the requisite closing prices.  On March 2, 2012, the Company received confirmation from the NYSE that it was in compliance with the NYSE's listing standards.

Institutional Background

Mahanagar Telephone Nigam Limited provides telecommunication services in Delhi and Mumbai. The Company offers various telecommunication services, such as fixed landline telephone; 2G and 3G, GSM and CDMA mobile, international long distance, broadband, IPTV, VOIP, and leased line services. The Company was founded in 1986 and is based in New Delhi, India.

Mahanagar Telephone Nigam Limited's American Depositary Shares trade on the New York Stock Exchange under the symbol MTE. Additional information about the Company may be found on it's website at http://www.mtnl.net.in/.

For additional information contact:

Smt. Anita Soni, Director Finance
dirfinco@bol.net.in
91-11-2332-1095

-or-

Carter Ledyard & Milburn LLP
rich@clm.com
212-238-8895